Exhibit 99.1

TOWERJAZZ ANNOUNCES SUCCESSFUL INSTITUTIONAL TENDER RESULTS

Received Commitments of $82 Million from Institutional Investors for Bonds Series Maturing 2015 to 2016

Migdal Haemek, Israel, October 25, 2010 – TowerJazz, the global specialty foundry leader, today announced that the Company has received early commitments from Israeli institutional investors for investments in an aggregate principal amount of NIS 295,440,000 (approximately $82 million) in a new series of long-term bonds (‘series F’) bond (the "Early Commitments"), maturing in two equal installments on December 2015 and December 2016. The series F bonds will be NIS denominated and will be linked to the exchange rate of the NIS into the US Dollar. Under the terms of the bonds, it will carry an interest rate of 7.8 percent per annum, payable semi-annually on June 30 and on December 31 of each year through 2016, commencing December 31, 2010, and will be convertible into the Company’s ordinary shares commencing September 2012 at about 20 percent premium over the Company’s ordinary shares market price.

The public tender for the series F bonds is expected to be held on or about October 27, 2010, subject to TASE approval to the Company's Supplemental Shelf Offering Report.

The series F bonds are expected to be listed for trading on the TASE, will be offered in Israel only, and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the series F bonds.

About TowerJazz

Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power  Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS  capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.